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                           June 16, 2021

       Tryn Stimart
       Chief Legal Officer
       AbCellera Biologics Inc.
       2215 Yukon Street
       Vancouver, BC V5Y 0A1
       Canada


                                                        Re: AbCellera Biologics
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 10, 2021
                                                            File No. 333-256998

       Dear Mr. Stimart:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at 202-551-4511 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              James Xu